EXHIBIT 1

                         [K Capital Partners Letterhead]

An Open Letter to the Members of the OfficeMax Board


Board of Directors
OfficeMax Incorporated
150 Pierce Road
Itasca, IL 60143

November 14, 2005

To the Members of the Board:

K Capital Partners manages funds that have been shareholders in OfficeMax since July 24, 2003 and currently hold approximately 8.6% of the company's outstanding shares.

As the largest shareholder of OfficeMax, we are very dissatisfied with the performance of the company and your actions as a board. Strategic initiatives have destroyed value and financial and operating performance has been dismal. To date, the OfficeMax board has neither accepted responsibility for these developments nor held management accountable. Furthermore, shareholders have been stonewalled in their attempts to address these issues and that of the strategic direction of OfficeMax.

Even with a new CEO, there is little indication that things have changed. The company continues to underperform, shareholders' questions remain unanswered, and corporate governance decisions continue to foster entrenchment rather than accountability.

We believe that the state of affairs at OfficeMax is unacceptable and must improve dramatically. Specifically, we call upon the board and management to take the following actions:

    o Present a detailed turnaround plan now. By year-end, Sam Duncan will have been in place as CEO for over eight months and more than two years will have elapsed since the acquisition of the OfficeMax retail business. Shareholders should not be required to wait so long to see the company's turnaround plan. Furthermore, it is unacceptable for OfficeMax to expect shareholders to support a risky, long-term plan without detailed justification, especially given this company's legacy of failed strategies. OfficeMax should provide shareholders with detailed support for the rationale, cost, benefits, risks, and time requirements for each significant program, as well as short-, medium-, and long-term performance benchmarks so that shareholders may reasonably assess actual performance versus plan over time.

    o Create a committee of independent board members to assess the strategic value of the company. It is our opinion that assessing the strategic value of OfficeMax would be best

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        performed by an independent committee of the board. While we understand that Goldman Sachs is providing advice on this topic, we strongly believe that hiring a separate financial advisor to work with the independent committee will provide a fresh perspective and the additional credibility that we and other shareholders deserve.

    o Declassify the board such that all directors stand for election at the 2007 annual meeting, remove the poison pill, and provide shareholders with the ability to call special meetings. On the company's 2005 third quarter conference call, Mr. Duncan said he was committed to increased accountability at all levels of the organization. Maintaining these structures is contrary to this stated goal and the best interests and long-standing preference of OfficeMax shareholders.

    o Take no further actions to frustrate shareholders' legitimate rights to implement change. OfficeMax should commit to holding its 2006 and 2007 annual meetings of shareholders on time and to refrain from taking any action that would potentially frustrate or complicate shareholders' ability to exercise their rights.

We believe that the OfficeMax board should respect the wishes of its shareholders by taking the actions outlined above. We see no reason for delay and ask that the board begin to implement them immediately.




/s/ Brian Steck
---------------

Brian Steck


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